June 1, 2016

By Email and FedEx

Board of Directors

c/o Sorrento Therapeutics, Inc.

9380 Judicial Drive, San Diego, CA 92121

Attn: Corporate Secretary

Dear Directors:

I write on behalf of Wildcat Liquid Alpha, LLC (“WLA”) and Bonderman Family Limited Partnership (“BFLP” and, together with WLA, the “Wildcat Shareholders”) which collectively own 2,676,193 shares of common stock of Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”). We are writing to you, now for the third time, to again express the urgent need for the Board of Directors (the “Board”) to immediately take the following actions to stop the value-destroying actions of Company management:

1.	Terminate the unclosed portion of the pending equity financing transaction (the “Equity Transaction”) -- an entirely inappropriate and imprudent transaction that, if consummated in its entirety, will result in unnecessary and massive dilution to existing shareholders and effectively transfer 45% of the Company on a post-Transaction basis to two investor groups at a price per share that is near the 52-week low of $4.25 and very far from the 52-week high of $26.80;
2.	Terminate Dr. Henry Ji as the Chief Executive Officer (“CEO”) of the Company for the following reasons:
•	It is abundantly clear that the Company has completely failed to exercise any fiscal or operating discipline, as evidenced by numerous poor decisions, including the expenditure of far too much money and time collecting assets, and not enough money or time actually developing and monetizing those assets. Dr. Ji has shown no ability to develop a responsible and cogent business plan that is supported by the financial resources of the Company. Instead, the Company has overextended itself repeatedly, and has made financial commitments that it has been unable to honor. As a result, to its detriment, the Company has been forced to renegotiate its obligations on several occasions and to enter into bargain sales of valuable assets. The Company has also made a number of seemingly passive minority investments in public and private companies controlled by other parties; investments that
Wildcat Capital Management, LLC 888 7th Avenue, 37th Floor New York, NY 10106 (212) 468-5100

 Board of Directors of Sorrento Therapeutics, Inc.
June 1, 2016

may never be realized and over which the Company has no control and the shareholders have no visibility.

•	Dr. Ji has made it obvious that he cares only for himself and other members of management. While seeking to cause the shareholders of the Company to be massively diluted by the Equity Transaction, Dr. Ji engineered a program pursuant to which the Company repeatedly transferred assets to newly created subsidiaries, and then granted stock options to acquire significant amounts of stock at nominal prices to Dr. Ji, other executives, and non-employee Directors of the Company. In addition, Dr. Ji has also taken for himself warrants to acquire extraordinary numbers of shares that have 10 votes per share -- all for nominal consideration. These equity stakes are in addition to the equity stakes in Sorrento already granted to Dr. Ji and the other members of management and the Board, effectively “double dipping” at the direct expense of the Company and its shareholders, and creating a situation where Dr. Ji and the other recipients win even if the Company and its other shareholders do not. This series of transactions appears to constitute a looting of Company assets by Dr. Ji, other Company executives, and, perhaps most disturbingly, the purportedly independent non-employee members of the Board. This is little more than theft, and demonstrates a fundamental willingness of the Board and management to put their own personal interests above those of Sorrento and its shareholders.

Dr. Ji must be held accountable for his complete failure as a CEO, and for his self-dealing actions.

3.	Appoint three directors nominated by the Wildcat Shareholders to oversee a special committee of the Board to determine the most appropriate way to maximize shareholder value. On May 9, 2016, the Company issued a press release stating that “early this year it engaged financial advisors to assist the company in exploring and evaluating strategic alternatives to maximize shareholder value.” On May 10, we responded to that announcement and raised additional concerns. To date, the Company has provided no additional details and has failed to provide any justification for the massively dilutive Equity Transaction, particularly in light of the supposed strategic review. Given the abject failure of the Board to supervise Dr. Ji in connection with the poor management decisions delineated above and in our prior letters, as well as the self-dealing actions of the Board that are currently the subject of a shareholder derivative action against Dr. Ji and the rest of the Board, this Board has demonstrated that it is simply unqualified and unwilling to act on behalf of the shareholders of the Company.

Board of Directors of Sorrento Therapeutics, Inc.
June 1, 2016

* * *

Despite the serious issues raised above and in our prior correspondence, the Board has taken no action to address those issues -- or even provide us with a formal response. In fact, the Company has still failed to disclose the agreements that it entered into with respect to the Equity Transactions despite our formal request for it to do so, and the filing of a suit in Delaware to compel such disclosure. Without such disclosure, the shareholders have no way to know whether the transaction agreements contain terms that may be objectionable -- terms such as the voting agreement with Yuhan Corporation that was not disclosed until after the closing of that transaction. The Company’s continued refusal to disclose the full terms of the Equity Transactions before they are consummated remains extraordinarily troubling and highlights the continuing adversarial stance the Board has taken with respect to the Company’s shareholders.

The Wildcat Shareholders’ goal is, and always has been, to find a path to maximize the value of the Company for all shareholders, not just for Dr. Ji, other members of management and the Board. Due to the urgent need to address the blatantly conflicted and self-dealing grant of options and warrants in Company subsidiaries directly to Dr. Ji and members of the Board, on May 13, 2016, WLA filed a shareholder derivative action in Delaware Chancery Court (the “Derivative Action”) for breaches of fiduciary duty, self-dealing, and intentional waste and diversion of Company assets against Dr. Ji and the rest of the Board. The Derivative Action seeks to, among other things (i) rescind the options and warrants issued by the Company’s subsidiaries to Dr. Ji and the Board; and (ii) recover damages resulting from Dr. Ji’s and the Board’s breaches of fiduciary duties and other misconduct. WLA intends to litigate the Derivative Action to successful completion, and intends to pursue full discovery from Dr. Ji and the Board, including testimony under oath, in order to uncover and address the breaches of duty described in the Derivative Action complaint.

Once again, we call upon the Board to recognize that its fiduciary duties are owed to the Company and its shareholders, and to take the actions that we have demanded to address the ongoing destruction of shareholder value by Company management. We reiterate our request for an in-person meeting with the non-employee members of the Board at the earliest possible date to discuss the issues raised herein, in our May 5 and May 10 letters, and in the Derivative Action. If the Board continues to refuse to cooperate with our requests, we will have no alternative but to pursue all available avenues to ensure that the interests of the Company and its shareholders are protected.

Board of Directors of Sorrento Therapeutics, Inc.
June 1, 2016

Nothing contained herein shall constitute a waiver of any of the Wildcat Shareholders’ rights and remedies, all of which are hereby reserved.

Sincerely,

Leonard A. Potter